UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Neurogen Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

64124E106
(CUSIP Number)

Margaret M. Foran
Vice President - Corporate Governance and Secretary
Pfizer Inc. 235 East 42nd Street
New York, New York 10017
(212)-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64124E106.................................

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Pfizer Inc.; 13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power.. 2,846,000............

8. Shared Voting Power

9. Sole Dispositive Power     2,846,000

10. Shared Dispositive Power ........................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 2,846,000.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...

13. Percent of Class Represented by Amount in Row (11) 8.3%

14. Type of Reporting Person (See Instructions) - CO .

Item 1. Security and Issuer

Common Stock, $.025 par value of Neurogen Corporation, 35 Northeast Industrial Road, Branford, CT 06405.

Item 2. Identity and Background

(a)      Pfizer Inc.;

(b)      235 East 42nd Street, New York, NY 10017;

(c)      Manufacturer of pharmaceutical, consumer health and animal health products;.

(d)      No

(e)      No

(f)      Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration

Working Capital in the amount of $13,750,000.

Item 4. Purpose of Transaction

Investment.

(a) - (j) None

Item 5. Interest in Securities of the Issuer

(a)      2,846,000 shares of Common Stock, $.025 par value; 8.3%

(b)      Sole power to vote and dispose of 2,846,000 shares

(c)      None

(d)      None

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
( Date)

/s/ Charles F. Raeburn
Signature

Charles F. Raeburn, Assistant Secretary
( Name/Title)

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)